*Via Facsimile and U.S. Mail*
Mail Stop 4720

May 26, 2010

Mr. Ronald Pipoly, Jr.
Chief Financial Officer
AMTRUST FINANCIAL SERVICES, INC.
59 Maiden Lane 6th Floor
New York, NY 10038

> **Re:    AMTRUST FINANCIAL SERVICES, INC.**
> **Form 10-K for the Period Ended December 31, 2009**
> **Filed March 16, 2010**
> **Schedule 14A filed April 1, 2010**
> **File No. 001-33143**

Dear Mr. Pipoly:

We have reviewed your Schedule 14A filed April 1, 2010 and have the following additional comments. Where indicated, we think you should revise your Form 10-K in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we ask you to provide us with information to better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Schedule 14A filed April 1, 2010

Compensation Discussion and Analysis

1. We note that you have not included any disclosure in response to Item 402(s) of Regulation S-K. Please advise us of the basis for your conclusion that disclosure is not necessary and describe the process you undertook to reach that conclusion.

Executive Compensation, page 43

Base Salary, page 43

2.  We note your disclosure on page 43 that when setting base salary, the company takes into account the compensation paid to similarly situated executives employed at your competitors.  This disclosure appears to indicate that you have engaged in benchmarking of base salary.  In that regard, please revise your disclosure to identify the name of each of the companies which are included in your peer group.  Please refer to Item 402(b)(2)(xiv) of Regulation S-K.  In addition, please disclose the manner in which you benchmark your compensation practices against the peer group.  For example, if you target your compensation practices so that they achieve a specific percentage against the peer group's compensation practices, please so disclose.

3.  We note that Mr. Caviet's base salary and Mr. Longo's base salary increased in 2009.  Please revise your disclosure to identify the material factors that the Compensation Committee considered in adjusting Mr. Caviet and Mr. Longo's base salaries.  We note that the change in exchange rate from British pounds to U.S. dollars does not explain the increase to Mr. Caviet's base salary.

Bonus, page 43

4.  We note your disclosure on page 43 that annual profit bonuses to be paid to each named executive officer, other than Mr. Pipoly, are equal to a pre-determined percentage of profits, as set forth in their respective employment agreements. Please revise your disclosure to quantify the company's profit in 2009, which was used to determine the amount of profit bonuses awarded to named executive officers in 2009, and disclose the amount of each named executive officer's bonus.

*       *       *

As appropriate, please amend your Form 10-K for the fiscal year ended December 31, 2009 and respond to these comments within 10 business days or tell us when you will provide us with a response.  Please furnish on EDGAR under the form type label CORRESP a cover letter with your amendment that keys your responses to our comments and provides any requested information.  Detailed cover letters greatly facilitate our review.  Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision.  Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in your letter, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comment on your filing.

Please contact Rose Zukin, Staff Attorney, at (202) 551-3239 or myself at (202) 551-3715 if you have questions regarding the processing of your response as well as any questions regarding comments and related matters.


Sincerely,


Jeffrey P. Riedler
Assistant Director